UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Coherent, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

192479 10 3
(CUSIP Number of Class of Securities)

(Underlying Ordinary Shares)

Helene Simonet

Executive Vice President and Chief Financial Officer

5100 Patrick Henry Drive

Santa Clara, CA 95054

(408) 764-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David J. Segre, Esq.

Jose F. Macias, Esq.

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road

Palo Alto, California 94304-1050

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 5,444,547	$ 213.97

*                 Estimated solely for the purposes of calculating the Amount of Filing Fee.  The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be repriced pursuant to this offer.  These options have an aggregate value of $5,444,547 as of April 4, 2008, calculated based on a modified Black-Scholes option pricing model.

**          The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “offer”) by Coherent, Inc., a Delaware corporation (“Coherent” or the “Company”), to amend certain outstanding options and receive a cash payment as set forth under the Offer to Amend the Exercise Price of Certain Options dated April 8, 2008 (the “Offer to Amend”), which is filed as Exhibit (a)(1)(A) hereto and incorporated herein by reference.

This offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend, which, as may be amended or supplemented from time to time, constitutes the offer, and which is filed as Exhibit (a)(1)(A) hereto.  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1.        Summary Term Sheet.

The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Amend is incorporated herein by reference.

Item 2.        Subject Company Information.

(a)        Name and address.

The name of the issuer is Coherent, Inc., a company organized under the laws the State of Delaware, and the address of its principal executive office is 5100 Patrick Henry Drive, Santa Clara, California 95054.  Coherent’s telephone number is (408) 764-4000.  The information set forth in the Offer to Amend under Section 10, “Information concerning the Company,” is incorporated herein by reference.

(b)        Securities.

This Tender Offer Statement on Schedule TO relates to an offer by Coherent to holders of certain outstanding options to purchase its common stock granted under the Company’s 1995 Stock Plan (the “1995 Plan”) and the Company’s 2001 Stock Plan (the “2001 Plan”), to amend certain of their outstanding options to purchase Coherent common stock and receive a cash payment as set forth in the Offer to Amend and upon the terms and subject to the conditions described in (i) the Offer to Amend attached hereto as Exhibit (a)(1)(A), (ii) the letter to all eligible employees on behalf of Ron Victor, dated April 8, 2008, attached hereto as Exhibit (a)(1)(B), and (iii) the Election/Withdrawal form attached hereto as Exhibit (a)(1)(E).

As of March 31, 2008, there were options to purchase a total of approximately 556,095 shares of Coherent common stock outstanding and eligible to participate in this offer.

(c)        Trading market and price.

The information with respect to the Company’s common stock set forth in the Offer to Amend under Section 8, “Price range of shares underlying the options,” is incorporated herein by reference.

Item 3.        Identity and Background of Filing Person.

(a)        Name and address.

The filing person is the issuer.  The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Amend is incorporated herein by reference.

Item 4.        Terms of the Transaction.

(a)        Material terms.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers,” “Eligibility” (Section 1), “Number of options and amount of consideration; expiration date” (Section 2), “Procedures for electing to participate in this offer” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of options for amendment, issuance of cash payments and amended options” (Section 6), “Conditions of the offer” (Section 7), “Source and amount of consideration; terms of amended options” (Section 9), “Status of options amended by us in the offer; accounting consequences of the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material United States federal income tax consequences” (Section 14), and “Extension of offer; termination; amendment” (Section 15), is incorporated herein by reference.

(b)        Purchases.

None of the members of Coherent’s Board of Directors or Coherent’s executive officers may participate in the offer.  The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 5.        Past Contracts, Transactions, Negotiations and Arrangements.

(a)        Agreements involving the subject company’s securities.

The information set forth in the Offer to Amend under Section 9, “Source and amount of consideration; terms of amended options,” and Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.  See also (i) the form of stock option agreement under the 1995 Plan (incorporated by reference to Exhibit 10.34 to Coherent’s Form 10-K for the fiscal year ended September 28, 1996 (SEC File No. 0-5255)), (ii) the 1995 Plan (incorporated by reference to Exhibit 10.34 to Coherent’s Form 10-K for the fiscal year ended September 28, 1996 (SEC File No. 0-5255)), (iii) the form of stock option agreement under the 2001 Plan (incorporated by reference to Exhibit 10.14 to Coherent’s Form 10-K for the fiscal year ended September 27, 2003 (SEC File No. 0-5255)) and (iv) the 2001 Plan (incorporated by reference to Exhibit 10.14 to Coherent’s Form 10-K for the fiscal year ended September 27, 2003 (SEC File No. 0-5255)).

Item 6.        Purposes of the Transaction and Plans or Proposals.

(a)        Purposes.

The information set forth in the Offer to Amend under Section 3, “Purposes of the offer” is incorporated herein by reference.

(b)        Uses of securities acquired.

The information set forth in the Offer to Amend under Section 6, “Acceptance of options for amendment, issuance of cash payments and amended options,” and Section 12, “Status of options amended by us in the offer; accounting consequences of the offer,” is incorporated herein by reference.

(c)        Plans.

The information set forth in the Offer to Amend under Section 3, “Purpose of the offer,” is incorporated herein by reference.

Item 7.        Source and Amount of Funds or Other Consideration.

(a)        Sources of funds.

The information set forth in the Offer to Amend under Section 9, “Source and amount of consideration; terms of amended options,” and Section 16, “Fees and expenses,” is incorporated herein by reference.

(b)        Conditions.

The information set forth in the Offer to Amend under Section 7, “Conditions of the offer,” is incorporated herein by reference.

(c)        Borrowed funds.

Not applicable.

Item 8.        Interest in Securities of the Subject Company.

(a)        Securities ownership.

The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

(b)        Securities transactions.

The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 9.        Person/Assets, Retained, Employed, Compensated or Used.

(a)        Solicitations or Recommendations.

Not applicable.

Item 10.      Financial Statements.

(a)        Financial information.

The information set forth in the Offer to Amend under Section 18, “Financial statements,” is incorporated herein by reference.

(b)        Pro forma information.

Not applicable.

Item 11.      Additional Information.

(a)        Agreements, regulatory requirements and legal proceedings.

The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” and Section 13, “Legal matters; regulatory approvals,” is incorporated herein by reference.

(b)        Other material information.

Not applicable.

Item 12.      Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated April 8, 2008

(a)(1)(B)	Communication to all eligible employees on behalf of Ron Victor, dated April 8, 2008

(a)(1)(C)	Form employee reminder email

(a)(1)(D)	Welcome page to Coherent, Inc. tender offer website

(a)(1)(E)	Election/Withdrawal form

(a)(1)(F)	Instructions forming part of the terms and conditions of the offer

(a)(1)(G)	Form of election amendment review

(a)(1)(H)	Form of review of your decision to decline or withdraw from the offer

(a)(1)(I)	Form of print confirmation of election

(a)(1)(J)	Form of print confirmation of your decision to decline the offer or withdraw from the offer

(a)(1)(K)	Form of acknowledgment of receipt of withdrawal

(a)(1)(L)	Form of election confirmation statement

(a)(1)(M)	Frequently asked questions

(a)(1)(N)	Screen shots of tender offer website at https://coherent.equitybenefits.com/

(a)(1)(O)	Presentation materials for eligible employees

(a)(1)(P)	Transcript of web presentation for eligible employees

(b)	Not applicable

(d)(1)

Form of stock option agreement under Coherent, Inc. 1995 Stock Plan, incorporated by reference to Exhibit 10.34 to Coherent’s Form 10-K for the fiscal year ended September 28, 1996 (SEC File No. 0-5255)

(d)(2)	Coherent, Inc. 1995 Stock Plan, incorporated by reference to Exhibit 10.34 to Coherent’s Form 10-K for the fiscal year ended September 28, 1996 (SEC File No. 0-5255)

(d)(3)

Form of stock option agreement under Coherent, Inc. 2001 Stock Plan, incorporated by reference to Exhibit 10.14 to Coherent’s Form 10-K for the fiscal year ended September 27, 2003 (SEC File No. 0-5255)

(d)(4)	Coherent, Inc. 2001 Stock Plan, incorporated by reference to Exhibit 10.14 to Coherent’s Form 10-K for the fiscal year ended September 27, 2003 (SEC File No. 0-5255)

(g)	Not applicable

(h)	Not applicable

Item 13.      Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COHERENT, INC.

/s/ Helene Simonet
Helene Simonet
Executive Vice President and Chief Financial Officer

Date:  April 8, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated April 8, 2008

(a)(1)(B)	Communication to all eligible employees on behalf of Ron Victor, dated April 8, 2008

(a)(1)(C)	Form employee reminder email

(a)(1)(D)	Welcome page to Coherent, Inc. tender offer website

(a)(1)(E)	Election/Withdrawal form

(a)(1)(F)	Instructions forming part of the terms and conditions of the offer

(a)(1)(G)	Form of election amendment review

(a)(1)(H)	Form of review of your decision to decline or withdraw from the offer

(a)(1)(I)	Form of print confirmation of election

(a)(1)(J)	Form of print confirmation of your decision to decline the offer or withdraw from the offer

(a)(1)(K)	Form of acknowledgment of receipt of withdrawal

(a)(1)(L)	Form of election confirmation statement

(a)(1)(M)	Frequently asked questions

(a)(1)(N)	Screen shots of tender offer website at https://coherent.equitybenefits.com/

(a)(1)(O)	Presentation materials for eligible employees

(a)(1)(P)	Transcript of web presentation for eligible employees

(b)	Not applicable

(d)(1)

Form of stock option agreement under Coherent, Inc. 1995 Stock Plan, incorporated by reference to Exhibit 10.34 to Coherent’s Form 10-K for the fiscal year ended September 28, 1996 (SEC File No. 0-5255)

(d)(2)	Coherent, Inc. 1995 Stock Plan, incorporated by reference to Exhibit 10.34 to Coherent’s Form 10-K for the fiscal year ended September 28, 1996 (SEC File No. 0-5255)

(d)(3)

Form of stock option agreement under Coherent, Inc. 2001 Stock Plan, incorporated by reference to Exhibit 10.14 to Coherent’s Form 10-K for the fiscal year ended September 27, 2003 (SEC File No. 0-5255)

(d)(4)	Coherent, Inc. 2001 Stock Plan, incorporated by reference to Exhibit 10.14 to Coherent’s Form 10-K for the fiscal year ended September 27, 2003 (SEC File No. 0-5255)

(g)	Not applicable

(h)	Not applicable